                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 4) (1)


                             Miller Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   600551 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600551204
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Scopia Management Inc.
     13-416-2637

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     823,601

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     823,601

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     823,601

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.2%

12.  TYPE OF REPORTING PERSON*

     CO, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS

          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Matthew Sirovich

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     27,050

6.   SHARED VOTING POWER

     823,601

7.   SOLE DISPOSITIVE POWER

     27,050

8.   SHARED DISPOSITIVE POWER

     823,601

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     850,651

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.5%

12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 600551204
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeremy Mindich

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     2,000

6.   SHARED VOTING POWER

     823,601

7.   SOLE DISPOSITIVE POWER

     2,000

8.   SHARED DISPOSITIVE POWER

     823,601

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     825,601

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.3%

12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   600551204
            ---------------------

Item 1(a).  Name of Issuer:

            Miller Industries Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            8503 Hilltop Drive, Suite 100
            Ooltewah, TN  37363
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

            Scopia Management Inc.
            Matthew Sirovich
            Jeremy Mindich
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The principal Business Office of Scopia Management Inc., Matthew Sirovich and Jeremy Mindich is:

            450 Seventh Avenue, New York, NY  10123

            -------------------------------------------------------------------

Item 2(c).  Citizenship:

            The citizenship of Matthew Sirovich and Jeremy Mindich is:

            United States

            Scopia Management Inc. is a New York corporation
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            600551 20 4
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)(1);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)(2);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.*

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     Scopia Management Inc.

     (a)  Amount beneficially owned:

          823,601 shares
          ----------------------------------------------------------------------

     (b)  Percent of class:

          7.2%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

               0

------------------
(1) Scopia Management Inc. is filing as an investment adviser.
(2) Matthew Sirovich and Jeremy Mindich are filing as control persons of Scopia Management, Inc.

         (ii)  Shared power to vote or to direct the vote

               823,601

         (iii) Sole power to dispose or direct the disposition of

               0

         (iv)  Shared power to dispose or direct the disposition of

               823,601

     Matthew Sirovich

     (a)  Amount beneficially owned:

          850,651 shares

         --------------------------------------------------------

     (b)  Percent of class:

          7.5%
         -------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote

               27,050

         (ii)  Shared power to vote or to direct the vote

               823,601

         (iii) Sole power to dispose or to direct the disposition of

               27,050

         (iv)  Shared power to dispose or to direct the disposition of

               823,601


     Jeremy Mindich

     (a)  Amount beneficially owned:

          825,601 shares
         --------------------------------------------------------

     (b)  Percent of class:

          7.3%
         -------------------------------------------------------

     (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

               2,000

         (ii)  Shared power to vote or to direct the vote

               823,601

         (iii) Sole power to dispose or to direct the disposition of

               2,000

         (iv)  Shared power to dispose or to direct the disposition of

               823,601




Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ----------------------------------------------------------------------

Item 10.  Certifications.


     By signing below, each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 9, 2007
                                          --------------------------------------
                                                        (Date)

                                          SCOPIA MANAGEMENT INC.
                                          By: /s/ Jeremy Mindich
                                          --------------------------------------
                                          Name:  Jeremy Mindich
                                          Title: President

                                          Matthew Sirovich
                                          By: /s/ Matthew Sirovich
                                           -------------------------------------
                                          Name: Matthew Sirovich

                                          Jeremy Mindich
                                          By: /s/ Jeremy Mindich
                                           -------------------------------------
                                          Name: Jeremy Mindich

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).